SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

(Amendment No. 2)1

Hall, Kinion & Associates, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

406069104 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages.

CUSIP No. 406069104	13G

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) Brenda C. Rhodes

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐ Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 2,617,982 shares (1) 6. Shared Voting Power 101,741 shares (2) 7. Sole Dispositive Power 2,617,982 shares (1) 8. Shared Dispositive Power 101,741 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,719,723 shares (1)(2)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 20.5%

12.	Type of Reporting Person* IN

(1)	Includes 116,011 shares held as custodian for the reporting person’s children and 665,223 shares subject to stock options that are currently exercisable or will become exercisable within 60 days of December 31, 2003.
(2)	Shares held by spouse as custodian for the reporting person’s children.

Page 2 of 5 pages.

Item 1.	Issuer:

	(a)	Name of Issuer: Hall, Kinion & Associates, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 75 Rowland Way, Suite 200, Novato, CA 94945

Item 2.	Security and Background.

	(a)	Name of Person Filing: Brenda C. Rhodes

	(b)	Principal Business Address: c/o Hall, Kinion & Associates, Inc., 75 Rowland Way, Suite 200, Novato, CA 94945

	(c)	Citizenship or Place of Organization: The Reporting Person is a citizen of the United States.

	(d)	Title of Class of Securities: Common Stock, $0.001 par value per share

	(e)	CUSIP No.: 406069104

Item 3.	Filings under Rules 13d-1(b), or 13d-2(b) or (c).

Not Applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned: 2,719,723 shares

	(b)	Percent of class: 20.5%

	(c)	Number of shares as to which the person has voting and dispositive power:

		(i)	Sole power to vote or direct the vote: 2,617,982 shares (1).

		(ii)	Shared power to vote or to direct the vote: 101,741 shares (2).

		(iii)	Sole power to dispose of or to direct the disposition of: 2,617,982 shares (1).

		(iv)	Shared power to dispose or to direct the disposition: 101,741 shares (2).

Page 3 of 5 pages.

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certification. Not Applicable.

(1)	Includes 116,011 shares held as custodian for the reporting person’s children and 665,223 shares subject to stock options that are currently exercisable or will become exercisable within 60 days of December 31, 2003.
(2)	Shares held by spouse as custodian for the reporting person’s children.

Page 4 of 5 pages.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2004

By:	/s/ Brenda C. Rhodes

Brenda C. Rhodes

Page 5 of 5 pages.